

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Wangfeng Yan
Chief Executive Officer
TANTECH HOLDINGS LTD
c/o Zhejiang Tantech Bamboo Technology Co., Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province 323000
People's Republic of China

   Re: TANTECH HOLDINGS LTD
     Registration Statement on Form F-3
     Filed August 30, 2023
     File No. 333-274274

Dear Wangfeng Yan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Schwartz at 202-551-7153 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services

cc: Anthony W. Basch, Esq.